650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
July 6, 2011	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR AND OVERNIGHT DELIVERY	Houston	Silicon Valley
	London	Singapore
Mr. Larry Spirgel Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Re:	Skullcandy, Inc.

Registration Statement on

Form S-1 Filed January 28, 2011

File No. 333-171923

Dear Mr. Spirgel:

On behalf of our client, Skullcandy, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on July 6, 2011, as amended by Amendment No. 3 filed with the Commission on June 1, 2011 (“Amendment No. 3”), as amended by Amendment No. 2 filed with the Commission on May 11, 2011 and as amended by Amendment No. 1 filed with the Commission on April 28, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to Amendment No. 3 in response to the comment letter to Mr. Mitch Edwards, the Company’s Chief Financial Officer and General Counsel, dated June 8, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing five copies of Amendment No. 4, marked to show changes against the Amendment No. 3, in the traditional non-EDGAR format.

July 6, 2011

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Dilution, page 28

1.	It is unclear to us how you calculated historical net tangible book value and pro forma net tangible book value as of March 31, 2011. Please revise to deduct the amount of intangible and other assets and deferred financing fees from total equity (deficit) or advise us.

Response: The Company has revised the disclosure on page 29 in response to the Staff’s comment. Supplementally, the Company advises you that it calculated net tangible book value per share as of March 31, 2011 as follows:

	Historical	Pro Forma
Net book value	$(20,210)	$8,859
Less: Deferred financing costs	(4,811)	(2,568)
Intangible assets	(635)	(635)

Net tangible book value	$(25,656)	$5,656
Common shares	14,245,798	22,615,642

Net tangible book value/share	$(1.80)	$0.25

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

Liquidity and Capital Resources, page 38

2.	In your discussion of net cash provided by operating activities for the three months ended March 31, 2011, you state that working capital and other activities included increases in accounts receivable and decreases in inventory. This disclosure appears inconsistent with your balance sheet which shows a decrease in accounts receivable and an increase in inventory from December 31. 2010 to March 31. 2011. Please revise your disclosure or advise.

Response: The Company has revised the disclosure on page 40 in response to the Staff’s comment.

Consolidated Balance Sheets, page F-3

3.	Please provide us with your calculations of pro forma Additional paid-in capital and Retained earnings as of March 31, 2011.

July 6, 2011

Response: The Company supplementally advises the Staff that pro forma additional paid-in capital and retained earnings as of March 31, 2011 were calculated as follows (in thousands):

		Additional paid-in capital	Retained earnings
	Historical	$10,274	$12,809
Add:	Convertible note	29,824	–
	Preferred stock	2,534	–
Less:	Deferred financing fees	–	(2,243)
	Discount on convertible note	–	(1,046)
	Common stock par value	1	–

	Pro forma	$42,631	$9,520

Note 6. Debt, page F-14

Long-term Debt, page F-14

4.	Please refer to the final paragraph on page F-15 and revise the first sentence to indicate that the derivative liability has been separately disclosed on the table on page F-14, instead of included in the stockholder payable amount.

Response: The Company has revised the disclosure on page F-16 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Daniel Rees, at 714-755-2244 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jeremy Andrus

Mitch Edwards

Seo Salimi

Cary Hyden

John Wilson